May 30, 2012

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Nuance Communications, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2011

Filed November 29, 2011

Form 10-Q for the Quarters Ended December 31, 2011 and March 31, 2012

Filed February 9, 2012 and May 10, 2012, respectively

Form 8-K/A filed December 16, 2011

File No. 000-27038

Dear Ms. Collins:

We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc. (the “Company”) dated May 21, 2012 relating to the above referenced Annual Report on Form 10-K filed on November 29, 2011, Form 10-Q for the Quarters Ended December 31, 2011 and March 31, 2012, filed February 9, 2012, and May 10, 2012, respectively, and Form 8-K/A filed December 16, 2011 (“Form 8-K/A”).

For your convenience, we have repeated your comments below in bold italic type before each of our responses. Unless otherwise noted, where prior comments are referenced they refer to your letter dated March 13, 2012.

Form 10-K for the Fiscal Year Ended September 30, 2011

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 60

Comment 1. We note from your response to prior comment 2 that in accordance with ASC 605-25-30- 5 you have excluded contingent usage based fees from the initial allocation of consideration and accordingly all initial consideration is allocated to the set up services. It appears that the contingent usage based fees are only recognized when and if a customer meets certain usage levels and therefore, it is unclear why you believe consideration of these fees is pertinent to the guidance in ASC 605-25-30-5 as it relates to your set-up fees. Please explain and also clarify whether the set up fees are contingent upon the delivery of any other additional items, services or meeting other specified performance conditions. If so, please clarify how the set up fees recognized have been limited to the amount that is not contingent upon the delivery of these services. Also, please tell us how you have determined the amount of arrangement consideration to allocate to the set up fees and hosting fees under these arrangements in accordance with the provisions of ASC 605-25-30-2. In your response, tell us whether you collect a standard monthly hosting fee throughout the contract term and tell us how such fees are impacted upon renewal. Also, explain further how you determined that none of the initial consideration received should be allocated to your hosting services.

Company Response. We are compensated for our hosted services in two ways: (1) a fee for set-up of the service environment in certain arrangements and (2) fees for individual transactions processed through the service. We do not charge recurring hosting fees for our service.

Fees paid by customers for individual transactions are considered contingent usage based fees and are excluded from the initial allocation of consideration. Usage based fees are not contingent on usage levels but instead are due and payable as each individual transaction is processed through the hosted service.

Our set-up fees are not contingent on future events or specified performance conditions and are nonrefundable. We recognize set-up fees over the estimated customer relationship period and do not allocate initial consideration to hosting services. In evaluating whether to allocate any of these fees to hosting services, we determined that setup fees do not have stand-alone value separate from the hosting services. As such, we concluded that these fees are earned over the term of the relationship during which the service is provisioned.

Form 8-K/A Filed December 16, 2011 and Form 10-Q for the Quarters Ended December 31, 2011 and March 31, 2012

Exhibit 99.3 & Note 4. Business Acquisitions

Comment 2. We note from your response to prior comment 4 that all $25.0 million of the consideration is contingent on the continued employment of three senior Swype employees, but only $7.6 million will be recorded as compensation expense and the remaining amount has been included in the purchase price of the business. Based on your response, it appears that if there are no indemnification claims, all of the consideration is payable to the three senior Swype employees provided they remain employed for the requisite service period. Accordingly, please clarify why the entire amount will not be included as compensation expense pursuant to ASC 805-10-55-25. In addition, please tell us how your pro forma adjustment meets the criteria of Article 11-02(b)(6). Finally, the disclosures in your Forms 10-Q do not appear to provide the portion of the contingent consideration that will be recorded as compensation expense and the portion that has been recorded as part of the purchase price and the factors you considered in making this determination. Please tell us how you considered the provisions of ASC 805-30-50-1.c in your current disclosures.

Company Response. Swype was owned by approximately 50 different shareholders, including venture capital firms, independent investors, the company’s founders, and a number of employees that acquired shares of Swype through Swype’s stock-based employee compensation plans. The total purchase price of $102.5 million was payable to all Swype shareholders pro rata, in accordance with each shareholder’s share ownership. The $25 million deferred payment was withheld from all of the shareholders on a proportionate basis, and payment to all shareholders is contingent upon the continued employment of three senior executives, identified as “Key Employees” for an eighteen month period following the acquisition.

The $25 million contingent consideration is comprised of (a) the amount payable to the Key Employees , which amount totaled $7.7 million and (b) the amount payable to all other former shareholders of Swype which totaled $17.7 million. The amount payable to the Key Employees is contingent on their continued employment, and thus will be recognized as compensation expense over the eighteen month contingency period in accordance with ASC 805-10-55-25. The payments to all other former shareholders is also contingent on the continued employment of the Key Employees, however the contingent payment will be made to them without regard to their own individual employment status. Thus, we do not consider the contingent payments to all other former shareholders, regardless of their employment status, as compensation expense. We estimated the fair value of the amount due to all other former shareholders to be $16.5 million and recorded this as additional purchase price.

In preparing our pro forma financial statements, we assumed that the transaction was consummated at the beginning of fiscal 2011, and that the three Key Employees would continue their employment for the requisite 18 month period. The expense adjustment to the fiscal 2011 pro forma income statement of $5.2 million is the recognition of the additional compensation expense that is directly attributable to the three Key Employees. The impact for fiscal 2011 was calculated as $7.7 million divided by 18 months, times 12 months, to reflect the amount that will be recorded in the first year subsequent to the acquisition.

In Note 5. Contingent Acquisition Payments of our Form 10-Q for the three months ended December 31, 2011 and March 31, 2012, we included the following disclosure related to the contingent payment:

“In connection with our acquisition of Swype in October 2011, we agreed to make deferred payments to the former shareholders of Swype of up to $25 million in April 2013, contingent upon the continued employment of three named executives and certain other conditions. The contingent payments will be reduced by amounts specified in the merger agreement in the event that any of the three executives terminates employment prior to the payment date or if any losses occur to which we would be entitled to indemnification under the merger agreement. The portion of the deferred payment that is payable to the three named executives will be recognized as compensation expense over the 18 month employment period. The remaining liability has been recorded at its estimated fair value of $16.5 million.”

This disclosure specifies the amount of the total contingent payment, as well as the amount that has been attributed to additional purchase price, and indicates that a portion will be recorded as future compensation expense, without specifying the actual future compensation amount. We considered the provisions of ASC 805-30-50-1.c, as well as the Staff’s additional comments and we will modify our future disclosures to more clearly explain that the remaining liability of $16.5 million has been recorded as part of purchase price and to specify the amount of compensation expense recognized related to the contingent payment.

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We appreciate the assistance the Staff has provided with its comments. Please direct your question or comments regarding the Company’s response to the undersigned at (781) 565-5000.

Sincerely,

/s/ Thomas L. Beaudoin

Thomas L. Beaudoin

Chief Financial Officer

cc:	Paul A. Ricci, Nuance Communications, Inc

Daniel D. Tempesta, Nuance Communications, Inc.

Todd DuChene, Esq., Nuance Communications, Inc.

Garrison R. Smith, Esq., Nuance Communications, Inc.

Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation